SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                                   (Mark One)
[X]           Annual report pursuant to Section 15(d) of the Securities Exchange
              Act  of  1934

          For  the  fiscal  year  ended  December  31,  2003

                                            or

[  ]           Transition  report  pursuant  to  Section 15(d) of the Securities
               Exchange  Act  of  1934

           For  the  transition  period  from _______________ to _______________

                          Commission File No.: 0-12919

                                 PIZZA INN, INC.
                               401(K) SAVINGS PLAN
                            (Full title of the plan)

                                 PIZZA INN, INC.
                               3551 PLANO PARKWAY
                             THE COLONY, TEXAS 75056

         (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                                                 PIZZA INN, INC.
                                                             401(K) SAVINGS PLAN

                                                                        CONTENTS



REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM
     December  31,  2003                                                       3
     December  31,  2002                                                       4

FINANCIAL  STATEMENTS
     Statements  of  Net  Assets  Available  for  Benefits  -
          December  31,  2003  and  2002                                       5
     Statement  of  Changes  in  Net  Assets  Available  for  Benefits-
          Year  Ended  December  31,  2003                                     6
     Notes  to  Financial  Statements                                          7


SUPPLEMENTAL  SCHEDULES
     Schedule  of  Assets  (Held  at  End  of  Year)  (Schedule  I)           17
     Schedule  of  Reportable  Transactions  (Schedule  II)                   18

Note: Other schedules required by Section 2520.103 - 10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM

To the Participants and Administrator of the Pizza Inn, Inc. 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Pizza Inn, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. The financial statements of the Plan as of December 31, 2002, were reported on by other auditors whose report dated May 30, 2003, included an unqualified opinion. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole. The supplemental schedules of the Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.



/s/ BDO SEIDMAN LLP
Dallas,  Texas
June  20,  2004

REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM


To the Participants and Administrator of the Pizza Inn, Inc. 401(k) Savings Plan:


In our opinion, the accompanying statement of net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pizza Inn, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion of this financial statement based on our audit. We conducted our audit on this financial statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Dallas,  Texas
May  30,  2003




                                                                PIZZA INN, INC.
                                                            401(k) SAVINGS PLAN

                                Statements of Net Assets Available for Benefits




  December 31,                                                  2003        2002
-----------------------------------------------------------  ----------  ----------

  ASSETS
  Investments, at fair value:
    Mutual funds. . . . . . . . . . . . . . . . . . . . . .  $1,251,946  $  904,860
    Common/collective fund. . . . . . . . . . . . . . . . .  $  335,597  $  115,713
    Pizza Inn, Inc. common stock, at market value (411,840
      and 434,088 shares at December 31, 2003 and 2002,
      respectively) . . . . . . . . . . . . . . . . . . . .   1,060,487   1,001,181
    Participant loans . . . . . . . . . . . . . . . . . . .     142,834     124,466
-----------------------------------------------------------  ----------  ----------

  Total investments . . . . . . . . . . . . . . . . . . . .   2,790,864   2,146,220

  LIABILITIES:
  Excess contributions payable. . . . . . . . . . . . . . .       9,755       9,315
-----------------------------------------------------------  ----------  ----------

  NET ASSETS AVAILABLE FOR BENEFITS . . . . . . . . . . . .  $2,781,109  $2,136,905
-----------------------------------------------------------  ----------  ----------


                                    See accompanying notes to financial statements.


                                                                    PIZZA INN, INC.
                                                                401(k) SAVINGS PLAN

                         Statements of Changes in Net Assets Available for Benefits




  Year ended December 31,. . . . . . . . . . . . . .        2003
----------------------------------------------------  ----------

  ADDITIONS
  Investment income:
    Net appreciation in the fair value of
      investments. . . . . . . . . . . . . . . . . .  $  427,973
    Interest and dividends . . . . . . . . . . . . .      29,113
----------------------------------------------------  ----------

  Total investment income. . . . . . . . . . . . . .     457,086
----------------------------------------------------  ----------

  Contributions:
    Participants' contributions. . . . . . . . . . .     311,601
    Employer contributions . . . . . . . . . . . . .      85,167
----------------------------------------------------  ----------

  Total contributions. . . . . . . . . . . . . . . .     396,768
----------------------------------------------------  ----------

  Total additions. . . . . . . . . . . . . . . . . .     853,854
----------------------------------------------------  ----------

  DEDUCTIONS
  Benefits paid to participants and other deductions     209,650
----------------------------------------------------  ----------

  Total deductions . . . . . . . . . . . . . . . . .     209,650
----------------------------------------------------  ----------

  Net increase . . . . . . . . . . . . . . . . . . .     644,204

Net assets available for benefits, beginning of year   2,136,905
----------------------------------------------------  ----------


Net assets available for benefits, end of year . . .  $2,781,109
----------------------------------------------------  ----------


                 See accompanying notes to financial statements.

                                                                 PIZZA INN, INC.
                                                             401(K) SAVINGS PLAN

                                                   Notes to Financial Statements


I.  DESCRIPTION OF THE PLAN

The following description of the Plan's provisions provides only general information. Participants should refer to the Plan agreement for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

          GENERAL

          Pizza Inn, Inc. 401(k) Savings Plan ("Plan") was approved and adopted by the board of directors of Pizza Inn, Inc. (the "Company") on May 30, 1985 and was implemented on July 1, 1985. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is qualified under sections 401(a), 401(k) and 501(a) of the Internal Revenue Code ("Code") and, accordingly, is exempt from federal income taxes. On January 1, 2002, the Plan was amended to comply with the Economic Growth and Tax Relief Reconciliation Act signed into law on June 8, 2001. The financial statements are prepared with the assumption that the Plan has maintained its exemption under the Code (see Note 3).

          ADMINISTRATION

          The Company is responsible for the administration and operation of the Plan. Wells Fargo Retirement Plan Services (the "Recordkeeper") has been retained to provide recordkeeping services for the Plan. The Wells Fargo Trust Operations is responsible for the custody and management of the Plan's assets.

          PARTICIPATION

           The Plan participation requirements allow employees who have six months of service with the Company and who are 21 years of age or older to participate in the Plan.



          Participants can defer up to 15% of their salary toward Plan contributions. Matching contributions can be made at the discretion of the Company. Company matching contributions for the plan year ended December 31, 2003 equaled 50% up to the first 4% of the participants' contributions. The matching Company contribution is invested directly in Pizza Inn, Inc. common stock. Effective July 8, 2003, participants were able to move the employer matching contributions out of the Pizza Inn, Inc. common stock and into other investment options. In addition, at the election of the board of directors, the Company may make discretionary contributions. There were no additional discretionary contributions made for the year ended December 31, 2003. Rollover contributions from other qualified plans can be added to the plan by eligible participants.

           For the plan year ended December 31, 2003, the Plan failed the average deferral percentage discrimination testing. In order to continue as a qualified plan, the excess participant contributions must be refunded to participants during the following Plan year. Such amounts refunded to participants are reflected as excess contributions payable to participants on the statement of net assets available for benefits.

           PARTICIPANT  ACCOUNTS

            Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested accounts. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers eleven mutual funds, one common/collective fund and common stock of the Plan sponsor as investment options for participants.



           VESTING

          Participant contributions, and the earnings thereon, are fully and immediately vested. Company contributions vest at the rate of 25% per year over four years of service.

           FORFEITURES

           Forfeitures of unvested Company matching contributions by terminated employees are accumulated and periodically applied to reduce the Company's matching contributions for the applicable plan year. There were no unallocated forfeited, nonvested account balances as of December 31, 2003 and 2002. Employer contributions were reduced by $3,369 from forfeited, nonvested accounts during the year ended December 31, 2003.

           PARTICIPANT  LOANS

           Participants may obtain a loan from the Plan in an amount not to exceed 50% of their vested balance up to a maximum of $50,000. The minimum loan available is $1,000. Loans bear interest at a rate of 2% over prime and are collateralized by the participant's vested account balance. Loan principal and interest is repaid ratably through monthly payroll deductions over a maximum period of five years, except for the purchase of a principal residence which may be repaid over a reasonable period of time that may be longer than five years.

           PAYMENT  OF  BENEFITS

          Terminated participants are entitled to receive 100% of their contributions to the Plan and any income or loss thereon, as well as their vested portion of the Company contributions and any income or loss thereon. Generally, benefits attributable to employer contributions are not payable prior to termination. However, hardship distributions of a portion of the employee's contribution and employer's contribution, to the extent vested, may be made to the participant in certain situations, as defined in the Plan.

           Terminated employees may continue to participate in the Plan, and the expenses related to their participation are paid by the Company.

           PLAN  TERMINATION

          Although it has not expressed any intent to do so, the Company maintains the right to terminate the Plan at any time. In the event that the Plan is terminated, the participants become 100% vested in their accounts.

          ADMINISTRATIVE  EXPENSES

          The Company pays substantially all administrative expenses associated with the administration of the Plan.

II. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

          BASIS  OF  ACCOUNTING

           The Plan's financial statements are presented using the accrual method of accounting in conformity with generally accepted accounting principles.

          USE  OF  ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.




           INVESTMENTS  AND  INVESTMENT  INCOME

            The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investments in mutual funds and stocks, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

           The investments are valued at fair value or the ending net asset value on the last business day of the Plan year. Investments in the Company's common stock are valued at the fair value as determined by the closing quoted market price on December 31, 2003 and 2002. Purchases and sales of securities are recorded on a trade-date basis.

           Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

           DETERMINATION OF UNREALIZED APPRECIATION/DEPRECIATION AND GAIN OR LOSS ON INVESTMENTS

           The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

           Unrealized appreciation or depreciation in the fair value of investments held at year-end and gain or loss on sale of investments during the year are determined using the fair value at the beginning of the year or purchase price if acquired during the year.


           PARTICIPANT  LOANS

           Participant loans are valued at original loan value, plus accrued interest, less principal repayments, which approximates fair value. Interest rates on the loans range from 6.25% to 11.5% both at December 31, 2003 and 2002.

           PAYMENT  OF  BENEFITS

           Benefits  are  recorded  when  paid.

           RECLASSIFICATIONS

          Certain reclassifications have been made to amounts reported in prior year to conform to the current year's presentation.


III.  TAX STATUS OF THE PLAN

          Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code and therefore, the Plan is exempt from taxation under section 501(a). The Internal Revenue Service ("IRS") granted a favorable letter of determination to the Plan in 1986. During 1997 and 2001, the Company received favorable letters of determination from the IRS for amendments to the Plan. Generally, contributions to a qualified plan are deductible by the Company when made. Earnings of the Plan are tax deferred and participants are not taxed on their benefits until withdrawn from the Plan.

         Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents, as amended. Management believes the Plan is qualified under the applicable sections of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA").



IV.     INVESTMENTS
        The following presents investments that represent 5% or more of the Plan's net assets:








      December 31,                      2003       2002
------------------------------------  ---------  ---------
      Pizza Inn, Inc. common stock .  1,060,487  1,001,181
      Wells Fargo Stable Return EBT.    335,597    115,713
        Fund
      Janus Fund . . . . . . . . . .    324,331    270,322
      Scudder Growth & Income Fund .          -    111,694
      Franklin Small-Cap Growth Fund    283,306    180,266
      MFS Mid-Cap Growth Fund. . . .    178,430          -
      Participant Loans. . . . . . .    142,834    124,466
------------------------------------  ---------  ---------



Total investments greater than 5%     2,324,985  1,803,642
Total investments less than 5%          465,879    342,578
                                       -------     -------

Total investments                     2,790,864  2,146,220
-----------------                     ---------  ---------

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $427,973 as follows:




Year ended December 31,. . .     2003
----------------------------  -------

Common/collective fund . . .    8,643
Mutual funds . . . . . . . .  308,442
Pizza Inn, Inc. common stock  110,888
----------------------------  -------

                              427,973
                              -------



V.  NONPARTICIPANT-DIRECTED  INVESTMENTS

Employer contributions are automatically invested in Pizza Inn, Inc. common stock. Employees also have the option of investing their contribution, or a portion thereof, in Pizza Inn, Inc. common stock. Effective July 8, 2003, the Plan was amended to allow participants to move employer contributions from employer common stock to other investment options provided by the Plan. Since the activity of the nonparticipant-directed and participant-directed investments are combined, the entire investment option is considered nonparticipant-directed for purposes of this disclosure. Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:







December 31,                      2003       2002
------------------------------  ---------  ---------
NET ASSETS:
  Pizza Inn, Inc. common stock  1,060,487  1,001,181






Year Ended December 31, . . . . . . . . . . . .      2003
-----------------------------------------------  ---------

CHANGES IN NET ASSETS:
    Contributions . . . . . . . . . . . . . . .   136,357
    Dividends . . . . . . . . . . . . . . . . .        18
    Net appreciation. . . . . . . . . . . . . .   110,888
Benefits paid to participants . . . . . . . . .   (64,837)
Transfers from participant-directed investments  (123,120)
-----------------------------------------------  ---------

                                                   59,306
                                                 ---------


VI.     PARTY-IN-INTEREST TRANSACTIONS

          One of the Plan's investments options is in shares of Pizza Inn, Inc. Common Stock. Pizza Inn, Inc. sponsors the Plan; therefore, the related transactions are deemed party-in-interest transactions. The Plan recorded purchases of $148,534 and sales of $207,942 of the Company's stock during the year ended December 31, 2003.

         Certain Plan investments are shares of Mutual funds managed by Wells Fargo or its affiliates. This institution serves as trustee to the Plan and, therefore, these investments are deemed party-in-interest transactions. In addition, the Plan has a program to provide loans to participants and therefore these also are deemed party-in-interest transactions.

VII.     SUBSEQUENT  EVENT
         Effective January 1, 2004, the Plan was amended to allow participants to contribute up to 30% of their compensation to the Plan. Also effective with this amendment, non-management restaurant employees are no longer eligible for participation in the Plan.


                                                          SUPPLEMENTAL SCHEDULES

PIZZA  INN,  INC.  401(K)  SAVINGS  PLAN
SCHEDULE  H,  LINE  4I  -  SCHEDULE  OF  ASSETS  (HELD  AT  END  OF  YEAR)
--------------------------------------------------------------------------
AS  OF  DECEMBER  31,  2003                                   SCHEDULE  I

                                                         EIN 47-0654575
                                                         Plan Number:005

                                                                 ( c)
                                                          DESCRIPTION OF INVESTMENT
              (b)                                         INCLUDING MATURITY DATE,                             (e)
     IDENTITY OF ISSUE, BORROWER,                      RATE OF INTEREST, COLLATERAL,         (d)             CURRENT
       LESSOR OR SIMILAR PARTY                               PAR OR MATURITY VALUE          COST               VALUE
(a)  ---------------------------------                ------------------------------        -----             ------
* Pizza Inn, Inc.                                     Common Stock                           **               1,060,487
* Wells Fargo Stable Return Fund                      Common/Collective fund                 **                 335,597
  Fidelity Advisors High Yield Fund. . . . . . . . .  Mutual Fund                            **                 128,223
  MFS Mid-Cap Growth Fund. . . . . . . . . . . . . .  Mutual Fund                            **                 178,430
  Strong Small Cap Value           . . . . . . . . .  Mutual Fund                            **                 105,766
  MFS Total Return A             . . . . . . . . . .  Mutual Fund                            **                   8,181
  Franklin Small-Cap Growth Fund                      Mutual Fund                            **                 283,306
  American Century International
    Growth Fund. . . . . . . . . . . . . . . . . . .  Mutual Fund                            **                  19,266
* Wells Fargo Diversified Bond Fund                   Mutual Fund                            **                  54,689
  Janus Fund . . . . . . . . . . . . . . . . . . . .  Mutual Fund                            **                 324,331
  Van Kampen Comstock A          . . . . . . . . . .  Mutual Fund                            **                  21,919
  American Century Equity Income Fund. . . . . . . .  Mutual Fund                            **                  75,048
* Wells Fargo Index Fund                              Mutual Fund                            **                  52,787
* Participant loans                                   General purpose loans,
                                                      maturing from 2003-2007
                                                      bearing interest at 6.25%
                                                      to 11.5%                               **                 142,834
                                                                                                          -------------

          Total assets held for investment purposes                                                       $   2,790,864
                                                                                                          -------------

*     Party-in  interest
**     Cost  not  required  for  participant-directed  investments.


See accompanying Report of Independent Registered Accounting Firm.


PIZZA  INN,  INC.  401(K)  SAVINGS  PLAN
SCHEDULE  H,  LINE  4J  -  SCHEDULE  OF  REPORTABLE  TRANSACTIONS
-----------------------------------------------------------------
FOR  THE  YEAR  ENDED  DECEMBER  31,  2003         SCHEDULE  II

------------------------------------------
                                                         EIN 47-0654575
                                                         Plan Number:005






                                                      (c)              (d)            (h)            (i)
                                                     TOTAL             TOTAL          TOTAL          TOTAL          (j)
      (a)                       (b)               NUMBER OF        DOLLAR VALUE    NUMBER OF    DOLLAR VALUE    NET GAIN
IDENTITY OF PARTY       DESCRIPTION OF ASSET      PURCHASES        OF PURCHASES       SALES        OF SALES    OR (LOSS)
--------------------    ---------------------- --------  ------------  -------------  -------------  --------  ---------


Series of transactions within the plan year with respect to securities of the same issue that, when aggregated, involve more than 5% of the current value of plan assets:
Pizza Inn, Inc.. . . . . .  Common Stock             15  $            148,534
Pizza Inn, Inc. . .  . . .  Common Stock                                               28     $     207,942   (74,350)

See accompanying Report of Independent Registered Accounting Firm.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Pizza Inn, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

      PIZZA  INN,  INC.
     401(k)  SAVINGS  PLAN

               Administrative  Committee  for  the
     By:          Pizza  Inn,  Inc.  401(k)  Savings  Plan

Date:  June  30,  2003     By:          /s/  Susan  Milliman




               Susan  Milliman
               Member  of  the  Pizza  Inn,  Inc.
               401(k)  Savings  Plan  Administrative
               Committee


                                INDEX TO EXHIBITS

                    NUMBER          DESCRIPTION          PAGE




23.1          Consent  of  BDO  Seidman,  LLP
23.2          Consent  of  Pricewaterhouse  Coopers